      1                        United States
                     Securities and Exchange Commission
                         Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

        The Actava Group Inc. (formerly Fuqua Industries, Inc.)
- -------------------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock $1.00 Par Value
- -------------------------------------------------------------------------
                   (Title of Class of Securities)

                            361028 10 3
               ----------------------------------------
                          (CUSIP Number)

Thomas F. Seligson, Westinghouse Electric Corporation, 11 Stanwix Street, Pittsburgh, PA 15222, (412) 642-3079
- -------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)
                           August 17, 1994
               ----------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement. (A fee
                                                                  -
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages


      2                         Schedule 13D

CUSIP No.  361028 10 3
           -----------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Westinghouse Pension Investments Corporation
     25-1350122


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)__
                                                                       (b)__


3  SEC USE ONLY


4  SOURCE OF FUNDS*
   00 (see amended Item 3)


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        __


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Incorporated in Delaware


NUMBER OF          7  SOLE VOTING POWER
SHARES                1,090,909
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  None
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  1,090,909

                   10 SHARED DISPOSITIVE POWER
                      None


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,090,909


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.9% (see amended Item 5)


14  TYPE OF REPORTING PERSON*
    CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    The Schedule 13D filed on November 17, 1993, by Westinghouse Pension Investments Corporation ("WPIC") is hereby amended as follows:

1.  Schedule I is amended by substituting therefore the attached revised
Schedule I.

2. Item 3 is amended to report that on August 17, 1994, Westinghouse, the Issuer and the Trustee amended the Shareholder Rights Agreement (the "Amendment"). The Amendment is included as Exhibit 4 to this Schedule 13D as amended and is hereby incorporated herein by reference in response to Item 3.

3. The information contained in Item 3 of this amendment is hereby incorporated by reference in response to Item 4.

    The fourth paragraph of Item 4 is amended to state that WPIC's present intention is to sell all of the WPIC Common Stock (i) on February 17, 1995 to Issuer pursuant to the Put Right (ii) on such date or earlier to Issuer, if Issuer exercises its Call Right under the Amendment or (iii) before such date to purchaser(s) other than Issuer if Issuer has not exercised such Call Right.

4. Item 5 is amended to report that, based on the 18,335,186 shares of Common Stock outstanding as of August 8, 1994, as reported by Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1994, as of August 18, 1994, WPIC is the beneficial owner of 5.9% of the outstanding shares of such Common Stock.

5.  Item 7 is amended to include the following exhibit:
     Exhibit 4. Amendment to Shareholder Rights Agreement dated August 17, 1994 by and among Issuer, Westinghouse and Trustee.

6. Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 1 remains unchanged.



Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                          WESTINGHOUSE PENSION
                                          INVESTMENTS CORPORATION

                                        /S/ Thomas G. Scannell
Dated:  August 18, 1994            By --------------------------

                                          Name:  Thomas G. Scannell
                                          Title:  President

                                  Schedule I
                                  ----------
        Name, business address and present principal occupation or employment of the directors and executive officers of
              Westinghouse Pension Investments Corporation:

                                     Directors
                                     ---------
                                         Present Principal Occupation and
Name, Business Address                   Address of Employment
- ----------------------                   --------------------------------

Thomas G. Scannell                       Director, Pension Investments
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

August W. Frisch                         Vice President and General Tax
Westinghouse Electric Corporation           Counsel
Westinghouse Building                    Westinghouse Electric Corporation
11 Stanwix Street                        Westinghouse Building
Pittsburgh, PA  15222                    11 Stanwix Street
                                         Pittsburgh, PA  15222

Warren H. Hollinshead                    Retired Executive Vice President
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Robert E. Johnson                        Executive Vice President
Westinghouse Pension Investments         Chief Investment Officer
   Corporation                           Westinghouse Pension Investments
805 Third Avenue - 7th Floor               Corporation
New York, NY  10022-7577                 805 Third Avenue - 7th Floor
                                         New York, NY  10022-7555

                               Executive Officers
                               ------------------
Thomas G. Scannell                       Director, Pension Investments
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Robert E. Johnson                        Executive Vice President
Westinghouse Pension Investments         Chief Investment Officer
   Corporation                           Westinghouse Pension Investments
805 Third Avenue - 7th Floor               Corporation
New York, NY  10022-7577                 805 Third Avenue - 7th Floor
                                         New York, NY  10022-7555

                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation:



      5                           Directors
                                  ---------
                                        Present Principal Occupation and
Name, Business Address                  Address of Employment
- ----------------------                  --------------------------------
Frank C. Carlucci                       Chairman
1001 Pennsylvania Avenue, N.W.          The Carlyle Group & Carlyle
Washington, DC  20004-2505                International
                                        1001 Pennsylvania Avenue, N.W.
                                        Washington, DC  20004-2505

Gary M. Clark                           President
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

George H. Conrades                      President and Chief Executive Officer
Bolt Beranek & Newman, Inc.             Bolt Beranek & Newman, Inc.
150 Cambridge Park Drive                150 Cambridge Park Drive
Cambridge, MA 02140                     Cambridge, MA 02140

William H. Gray                         President
United Negro College Fund               United Negro College Fund
500 East 62nd Street                    500 East 62nd Street
New York, NY  10021                     New York, NY  10021

Michael H. Jordan                       Chairman and Chief Executive Officer
Westinghouse Electric Corporation       Westinghouse Electric Corporation
Westinghouse Building                   Westinghouse Building
11 Stanwix Street                       11 Stanwix Street
Pittsburgh, PA  15222                   Pittsburgh, PA  15222

David T. McLaughlin                     President and Chief Executive
The Aspen Institute                       Officer
P.O. Box 222                            The Aspen Institute
Carmichael Road                         Carmichael Road
Queenstown, MD 21658                    P.O. Box 222
                                        Queenstown, MD  21658

Rene C. McPherson                       Retired Chairman
3841 River Road                         Dana Corporation
Toledo, OH  43614

Richard M. Morrow                       Retired Chairman and
AMOCO Corporation                         Chief Executive Officer
200 E. Randolph Drive                   AMOCO Corporation
Chicago, IL 60601                       200 E. Randolph Drive
                                        Chicago, IL  60601

Richard R. Pivirotto                    Retired Chairman
111 Clapboard Ridge Road                Associated Dry Goods Corporation
Greenwich, CT  06830

Paula Stern                             President
Progressive Policy Institute            The Stern Group, Inc.
518 C Street, N.E.                      Progressive Policy Institute
Washington, DC  20002                   518 C Street, N.E.
                                        Washington, DC  20002

                             Executive Officers
                             ------------------
                                         Present Principal Occupation and
Name, Business Address                   Address of Employment
- ----------------------                   --------------------------------
Michael H. Jordan                        Chairman and Chief Executive Officer
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Gary M. Clark                            President
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Frank R. Bakos                           Vice President
Westinghouse Electric Corporation        Westinghouse Electric Corporation
The Quadrangle                           The Quadrangle
4400 Alafaya Trail                       4400 Alafaya Trail
Orlando, FL  32826-2399                  Orlando, FL  32826-2399

Louis J. Briskman                        Senior Vice President
Westinghouse Electric Corporation          and General Counsel
Westinghouse Building                    Westinghouse Electric Corporation
11 Stanwix Street                        Westinghouse Building
Pittsburgh, PA  15222                    11 Stanwix Street
                                         Pittsburgh, PA  15222

Robert E. Faust                          Vice President and Controller
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Richard J. Hadala                        Vice President
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Westinghouse Building                    Westinghouse Building
11 Stanwix Street                        11 Stanwix Street
Pittsburgh, PA  15222                    Pittsburgh, PA  15222

Francis J. Harvey                        Vice President
Westinghouse Electric Corporation        Westinghouse Electric Corporation
Science & Technology Center              Science & Technology Center
1310 Beulah Road                         1310 Beulah Road
Pittsburgh, PA  15235                    Pittsburgh, PA  15235

W. C. Korn                               President
Group W Broadcasting                     Group W Broadcasting
888 Seventh Avenue                       888 Seventh Avenue
New York, NY  10106                      New York, NY  10106

Richard A. Linder                         Executive Vice President
Westinghouse Electric Corporation         Westinghouse Electric Corporation
P. O. Box 1693, Mail Stop A500            P. O. Box 1693, Mail Stop A500
Baltimore, MD  21203                      Baltimore, MD  21203

James S. Moore                            Senior Vice President
Westinghouse Electric Corporation         Westinghouse Electric Corporation
Westinghouse Building                     Westinghouse Building
11 Stanwix Street                         11 Stanwix Street
Pittsburgh, PA  15222                     Pittsburgh, PA  15222

Claudia E. Morf                           Vice President and Treasurer
Westinghouse Electric Corporation         Westinghouse Electric Corporation
Westinghouse Building                     Westinghouse Building
11 Stanwix Street                         11 Stanwix Street
Pittsburgh, PA 15222                      Pittsburgh, PA 15222

Fredric G. Reynolds                       Executive Vice President and
Westinghouse Electric Corporation           Chief Financial Officer
Westinghouse Building                     Westinghouse Electric Corporation
11 Stanwix Street                         Westinghouse Building
Pittsburgh, PA  15222                     Pittsburgh, PA  15222


Burton B. Staniar                         Vice President and Chairman of
Westinghouse Broadcasting Co., Inc.         Knoll Group and Group W
888 Seventh Avenue                          Broadcasting
New York, NY  10106                       Westinghouse Electric Corporation
                                          888 Seventh Avenue
                                          New York, NY  10106

James F. Watson, Jr.                      President
Thermo King                               Thermo King
314 W. 90th Street                        314 W. 90th Street
Minneapolis, MN  55420                    Minneapolis, MN  55420

Nathaniel D. Woodson                      Vice President
Westinghouse Electric Corporation         Westinghouse Electric Corporation
Energy Center                             Energy Center
4350 Northern Pike                        4350 Northern Pike
Monroeville, PA  15146                    Monroeville, PA  15146

EXHIBIT INDEX

                                                                 Page No.
Exhibit 4        Amendment to Shareholder Rights Agreement           8
                 dated August 17, 1994 by and among Issuer, Westinghouse and Trustee.

August 17, 1994

The Actava Group Inc.
4900 Georgia-Pacific Center
Atlanta, GA 30303
Attn: Frederick B. Beilstein, III

    Re: Amendment ("Amendment") of June 8, 1993 Shareholder Rights Agreement between The Actava Group Inc. (formerly Fuqua Industries) and Westinghouse Electric Corporation ("Shareholder Agreement")

Ladies and Gentlemen:

     The purpose of this Amendment is to confirm that in consideration of the agreement of the Westinghouse Executive Pension Trust Fund ("Fund") to defer for a limited time exercising the put right to sell to The Actava Group Inc. ("Company") all of the 1,090,909 shares of Company common stock (the "Shares") acquired by Westinghouse Electric Corporation ("WEC") pursuant to the April 30, 1993 Asset Purchase Agreement, within ten days of the execution of this Amendment, the Company shall pay to the Fund a fee in the amount of $435,000 (the "Fee"), and shall deliver to the Fund an irrevocable letter of credit in favor of Mellon Bank, N.A., as Trustee ("Trustee") of the Fund, as beneficiary, in the amount of $12,000,000, payable at any time ("Letter of Credit").

     The parties hereby agree to delete Section 6(e) of the Shareholder Agreement, and to delete Sections 6(b) and 6(c) thereof, and to substitute the following provisions in lieu of such latter two Sections.

b) Notice. Each WEC Holder may exercise the Put Right with respect to all of the Shares by delivery of notice (the "Notice of Exercise") to the Company on or before February 7, 1995. The Notice of Exercise shall bind all WEC Holders to sell to the Company (and shall bind the Company to purchase) all of the Shares.

c) Closing. The closing of any sale of the Shares pursuant to the Notice of Exercise of the Put Right automatically shall occur on February 17, 1995. At such closing, (i) each WEC Holder selling the Shares shall deliver to the bank issuing the Letter of Credit certificates representing all the Shares, endorsed to the Company or accompanied by duly-executed stock powers transferring all the Shares to the Company, and appropriate certification that the selling WEC Holder has good, valid and unencumbered title to all the Shares, and has transferred such free and clear title to the Company; and
(ii) the WEC Holder shall immediately receive $12,000,000 upon draft or demand by the Trustee to the bank issuing the Letter of Credit.

     In addition to the foregoing, notwithstanding any other provision of the Shareholder Agreement to the contrary, the parties hereby agree to the following terms.

1. From the date hereof through February 6, 1995, the Company shall have the right but not the obligation ("Call Right") to require the Fund or any other WEC Holder to sell to the Company all of the Shares then owned by the

Fund or any other WEC Holder. The call purchase price ("Call Purchase Price") shall equal the greater of (a) $11.00 per Share or (b) that amount offered to the Fund or any other WEC Holder pursuant to a bonafide written offer to purchase the Shares received by the Fund or any other WEC Holder from an unrelated third party with the financial ability to purchase the Shares. In the event the Fund or any other WEC Holder does not provide the Company with a copy of such bonafide written offer within five (5) days of the date of the notice of exercise hereunder, the Call Purchase Price shall equal the greater of (a) $11.00 per Share or (b) ninety percent(90%) of the average trading price for the Shares on the New York Stock Exchange for the ten (10) days prior to the date on which the Company exercises its Call Right. The Company may exercise its Call Right by delivery of notice to the Fund or any other WEC Holder no later than February 6, 1995. The notice shall bind the Fund or such WEC Holder to sell to the Company (and shall bind the Company to purchase) all of the Shares. The closing of any sale of the Shares pursuant to the Call Right shall occur on such date and at such place as shall be agreed upon by the Company and the Fund or any other WEC Holder; provided, however, that such closing shall occur within ten (10) days of the date of the notice, or the next business day thereafter. Such closing shall occur in accordance with the terms, conditions and procedures set forth in Section 6(c)(i) and (ii) of the Shareholder Agreement, as amended; the Fund or any other WEC Holder selling the Shares shall immediately receive from the Company that amount, if any, by which the Call Purchase Price exceeds $12,000,000; and the Fund or any other WEC Holder shall refund to the Company a prorated portion of the Fee which shall be an amount equal to the product of (a) the Fee; and (b) a fraction, the numerator of which is the number of days from the date on which the closing occurs to February 17, 1995, and the denominator of which is the number of days from the date hereof to February 17, 1995. If such closing is to occur before February 17, 1995, the Company shall, on or before that date of such closing, deliver to the bank issuing the Letter of Credit the Company's written consent to the drawing by the Trustee of the $12,000,00 under the Letter of Credit on the date of such closing.

2. The Trustee shall only draw upon the Letter of Credit in connection with the exercise of the Put Right or the Call Right.

3. For purposes of this Amendment, the Shares shall be deemed to be represented by share certificates numbers NSD100053 through NSD100063, inclusive, together with the certificates representing any other securities hereafter issued with respect to the Shares by way of exchange, reclassification, dividend or distribution. On or before any closing pursuant to this Amendment, the Company shall furnish written certification to the bank issuing the Letter of Credit either identifying any such additional or different certificates issued and delivered by the Company to WEC or any WEC Holder, or confirming that no such additional or different certificates have been issued, as the case may be.

     This Amendment is the final and entire agreement among the parties with respect to the subject matter of this Amendment. Except as specifically modified by this Amendment, the Shareholder Agreement shall remain in full force and effect, and shall not operate as a waiver of either party's rights thereunder. To confirm your acceptance of this Amendment, please execute the enclosed counterpart original and return it to the undersigned.

WESTINGHOUSE ELECTRIC CORPORATION

By: /S/ August W. Frisch
     --------------------------------------
     August W. Frisch, Vice President and
        General Tax Counsel


AGREED TO AND ACCEPTED BY:

Mellon Bank, N.A., as Trustee for the Westinghouse Executive Pension Trust Fund, as Directed by Westinghouse Electric Corporation

By: /S/ Allan M. Seaman
      -----------------------------------
      Allan M. Seaman, Associate Counsel

      August 17, 1994


THE ACTAVA GROUP INC.

By: /S/ Frederick B. Beilstein, III
      -----------------------------
      Frederick B. Beilstein, III,
         Senior Vice President

      August 17, 1994